EXHIBIT 99.69

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2010

TASMAN METALS LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED
NOVEMBER 30, 2010

(Unaudited - Prepared by Management)

MANAGEMENT=S COMMENTS ON UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of Tasman Metals Limited for the three months ended November 30, 2010, have been prepared by and are the responsibility of the Company=s management.  These statements have not been reviewed by the Company=s external auditors.

TASMAN METALS LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited - Prepared by Management)

	November 30, 2010 $	August 31, 2010 $
A S S E T S
CURRENT ASSETS
Cash and cash equivalents	6,802,302	2,894,385
Short-term investments (Note 4)	8,209,093	1,705,318
Amounts receivable	43,398	51,636
Prepaids	48,908	35,993
	15,103,701	4,687,332
CAPITAL ASSETS, net of accumulated depreciation of $2,406 (August 31, 2010 - $808)	30,988	25,526
INVESTMENTS (Note 5)	461,359	78,194
RESOURCE INTERESTS (Note 6)	78,877	36,145
BOND DEPOSIT	3,292	3,292
	15,678,227	4,830,489

L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable and accrued liabilities	136,954	135,972

S H A R E H O L D E R S = E Q U I T Y
SHARE CAPITAL (Note 8)	16,594,253	5,757,155
CONTRIBUTED SURPLUS (Note 10)	715,469	613,782
DEFICIT	(2,053,994)	(1,668,498)
ACCUMULATED OTHER COMPREHENSIVE GAIN (LOSS)	285,545	(7,922)
	15,541,273	4,694,517
	15,678,227	4,830,489

SUBSEQUENT EVENTS (Note 16)

APPROVED BY THE DIRECTORS
AMark Saxon@	, Director
AMike Hudson@	, Director

The accompanying notes are an integral part of these interim consolidated financial statements.

TASMAN METALS LTD.
INTERIM CONSOLIDATED STATEMENTS OF
LOSS AND COMPREHENSIVE LOSS
(Unaudited - Prepared by Management)

	Three Months Ended November 30
	2010 $	2009 $
MINERAL EXPLORATION COSTS (Note 7)	171,454	20,120

EXPENSES
Accounting and administration	13,250	13,500
Audit	9,094	27,935
Corporate development	56,865	3,694
Corporate finance fee	-	20,000
Depreciation	1,598	-
General exploration	18,823	5,432
Investor relations	10,000	6,000
Legal	435	19,927
Management fees	36,750	-
Office	10,536	2,978
Professional fees	61,300	5,100
Regulatory fees	2,519	11,702
Rent	3,735	400
Salaries and benefits	9,168	-
Shareholder costs	3,300	-
Stock-based compensation (Note 10)	46,750	248,500
Transfer agent	10,112	3,615
Travel	36,057	10,085
	330,292	378,868
LOSS BEFORE OTHER ITEMS	(501,746)	(398,988)

OTHER ITEMS
Gain on option of resource interests (Note 6(b))	112,961	-
Interest income	8,320	-
Foreign exchange	(5,031)	641
	116,250	641
NET LOSS FOR THE PERIOD	(385,496)	(398,347)

OTHER COMPREHENSIVE GAIN	293,467	-

COMPREHENSIVE LOSS FOR THE PERIOD	(92,029)	(398,347)

LOSS PER COMMON SHARE - BASIC AND DILUTED	(0.01)	(0.02)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC AND DILUTED	47,516,099	21,067,328

The accompanying notes are an integral part of these interim consolidated financial statements.

TASMAN METALS LTD.
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT AND
ACCUMULATED OTHER COMPREHENSIVE GAIN (LOSS)
(Unaudited - Prepared by Management)

	Three Months Ended November 30
	2010 $	2009 $

DEFICIT - BEGINNING OF PERIOD	(1,668,498)	(115,346)

NET LOSS FOR THE PERIOD	(385,496)	(398,347)

DEFICIT - END OF PERIOD	(2,053,994)	(513,693)

ACCUMULATED OTHER COMPREHENSIVE LOSS - BEGINNING OF PERIOD	(7,922)	-

UNREALIZED GAIN ON AVAILABLE-FOR-SALE INVESTMENTS	293,467	-

ACCUMULATED OTHER COMPREHENSIVE GAIN - END OF PERIOD	285,545	-

The accompanying notes are an integral part of these interim consolidated financial statements.

TASMAN METALS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Prepared by Management)

	Three Months Ended November 30
	2010 $	2009 $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period	(385,496)	(398,347)
Adjustment for items not involving cash
Depreciation	1,598	-
Stock-based compensation	46,750	248,500
Gain on option of resource interests	(112,961)	-
	(450,109)	(149,847)
Decrease (increase) in amounts receivable	8,238	(21,501)
Increase in prepaids	(12,915)	(3,000)
Increase in accounts payable and accrued liabilities	982	33,059
	(453,804)	(141,289)
INVESTING ACTIVITIES

Additions to resource interests	(46,929)	(18,501)
Additions to capital assets	(7,060)	-
Proceeds from option of resource interests	27,450	-
Short-term investments	(6,503,775)	-
	(6,530,314)	(18,501)
FINANCING ACTIVITIES

Issuance of common shares	11,118,300	2,360,000
Share issue costs	(226,265)	(125,300)
Repayment of advances	-	(88,000)
Cash acquired on amalgamation	-	393,802
	10,892,035	2,540,502
INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	3,907,917	2,380,712
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	2,894,385	8,983
CASH AND CASH EQUIVALENTS - END OF PERIOD	6,802,302	2,389,695

CASH AND CASH EQUIVALENTS COMPRISES:
Cash	5,098,182	2,389,695
Short-term deposit	1,704,120	-
	6,802,302	2,389,695

SUPPLEMENTAL CASH FLOW INFORMATION (Note 15)

The accompanying notes are an integral part of these interim consolidated financial statements.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2010
(Unaudited - Prepared by Management)

1.	NATURE OF OPERATIONS

Tasman Metals Ltd. (ATasman@ or the ACompany@) was incorporated under the laws of the Province of British Columbia on August 27, 2007.  On October 22, 2009 Tasman completed a statutory amalgamation under the laws of the Province of British Columbia and amalgamated with Ausex Capital Corp. (AAusex@) and Lumex Capital Corp. (ALumex@) and the surviving corporation continued under the name of Tasman Metals Ltd. as described in Note 3.  On November 3, 2009 the Company commenced trading on the TSX Venture Exchange (ATSXV@) under the symbol ATSM@.

The Company is a junior resource company engaged in the acquisition and exploration of unproven mineral interests and is considered a development stage company as defined by Accounting Guideline No. 11 of the Canadian Institute of Chartered Accountants (ACICA@) Handbook.  As at November 30, 2010 the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

The Company is in the process of exploring and evaluating its mineral properties.  On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production.  The amounts shown as resource interests represent net costs to date, less amounts written off, and do not necessarily represent present or future values.

Management considers that the Company has adequate resources to maintain its core operations and planned exploration programs for the next twelve months.  However, the Company recognizes that exploration expenditures may change with ongoing results and, as a result, it may be required to obtain additional financing.  While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (ACanadian GAAP@).  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes.  Actual results could differ from those estimates.  The interim  financial statements have, in management=s opinion, been properly prepared using careful judgement with reasonable limits of materiality.  These interim consolidated financial statements should be read in conjunction with the most recent consolidated annual financial statements.  The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

Future Accounting Policies

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009:  Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests.  These new standards will be effective for fiscal years beginning on or after January 1, 2011.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2010
(Unaudited - Prepared by Management)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Section 1582 replaces Section 1581, Business Combinations, and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3, Business Combinations.  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

The Company does not expect the adoption of these accounting standards to have a material impact on its consolidated financial statements.

3.	RECAPITALIZATION AND AMALGAMATION

On May 15, 2009 Tasman entered into a letter of agreement (the AAgreement@) whereby Tasman, Ausex and Lumex, agreed to conduct a statutory amalgamation (the AAmalgamation@). On October 22, 2009 (the AEffective Date@) the Amalgamation was completed under which the Company issued:

(i)	10,500,000 common shares to the Tasman shareholders, on an exchange ratio of one common share for each Tasman common share issued and outstanding;

(ii)	7,150,000 common shares to the Ausex shareholders, on an exchange ratio of one common share for each Ausex common share issued and outstanding; and

(iii)	5,046,402 common shares to the Lumex shareholders, on an exchange ratio of 1.0806 common shares for each Lumex share issued and outstanding.

The Amalgamation served as the qualifying transaction for both Ausex and Lumex under the policies of the TSXV.  On completion of the Amalgamation the Company became a mining issuer pursuant to the policies of the TSXV under the name Tasman Metals Ltd.

The completion of the Amalgamation resulted in the former shareholders of Tasman holding the single largest interest in the amalgamated company.  Accordingly, the Amalgamation was treated for accounting purposes as a recapitalization.  In accounting for this transaction:

(i)	Tasman was deemed to be the parent company for accounting purposes. Accordingly, its net assets were included in the interim consolidated balance sheets at their historical book values; and

(ii)
control of the net assets of Ausex and Lumex was acquired on the Effective Date.  The transaction was accounted for as a purchase of the assets and liabilities of Ausex and Lumex by Tasman.  The assets and liabilities of Ausex and Lumex were recorded at their fair values, as follows:

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2010
(Unaudited - Prepared by Management)

3.	RECAPITALIZATION AND AMALGAMATION (continued)

$

Cash	393,802
Amounts receivable	6,123
Advances from Ausex, eliminated on Amalgamation	36,876
Amounts payable and accrued liabilities	(8,478)
Net assets acquired	428,323

4.	SHORT-TERM INVESTMENTS

	November 30, 2010 $	August 31, 2010 $
Redeemable GICs
Due July 11, 2011 at cost plus accrued interest at Prime Rate less 1.80% per annum	401,681	400,644
Due November 21, 2011 at cost plus accrued interest at 1.40% per annum	503,212	-
Due November 29, 2011 at cost plus accrued interest at Prime Rate less 1.80% per annum	6,500,214	-
Due December 15, 2011 at cost plus accrued interest at 1.25% per annum	803,986	-
Due July 12, 2011 at cost plus accrued interest at 1.00% per annum	-	502,688
Due August 15, 2011 at cost plus accrued interest at 0.90% per annum	-	801,986
	8,209,093	1,705,318

All of the GICs are redeemable after 30 days from purchase.

5.	INVESTMENTS

	November 30, 2010
	Number	Cost $	Accumulated Compre- hensive Gain (Loss) $	Carrying Value $
Common shares
Scandinavian Resources Limited	882,353	135,824	46,555	182,379
Beowulf Mining PLC	691,921	40,000	238,990	278,990
		175,824	285,545	461,369

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2010
(Unaudited - Prepared by Management)

5.	INVESTMENTS (continued)

	August 31, 2010
	Number	Cost $	Accumulated Compre- hensive Gain (Loss) $	Carrying Value $
Common shares
Scandinavian Resources Limited	588,235	86,116	(7,922)	78,194

The Company has received common shares of Scandinavian Resources Limited (AScandinavian@), a public company listed on the Australian Stock Exchange, and Beowulf Mining PLC (ABeowulf@), a public company listed on the London Stock Exchange, from the disposition of certain of its iron ore properties, as described in Note 6(b).  As at November 30, 2010 the quoted market value of the Scandinavian and Beowulf shares were $182,379 and $278,990, respectively.

6.	RESOURCE INTERESTS

	Acquisition Costs
	November 30, 2010 $	August 31, 2010 $
Rare Earth Element Properties
Bastnäs	9,142	9,142
Norra Kärr	15,532	1,731
Other	54,203	21,075
	78,877	31,948
Iron Ore Properties
Other	-	4,197
	78,8777	36,145

(a)	Rare Earth Element Properties

Bastnäs

On March 23, 2010 the Company entered into an option agreement to acquire a 90% interest in two exploration licenses, totalling approximately 914 hectares, located in the Bergslagen mining district, Sweden.  To earn the 90% interest the Company must make cash payments totalling SEK 975,000 and contract services with the vendor totalling SEK 390,000, as follows:

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2010
(Unaudited - Prepared by Management)

6.	RESOURCE INTERESTS (continued)

Date	Cash Payments SEK	Services SEK
On Signing (paid)	65,000	-
First Anniversary	130,000	195,000
Second Anniversary	130,000	195,000
Third Anniversary	325,000	-
Fourth Anniversary	325,000	-
	975,000	390,000

Norra Kärr

The Norra Kärr consists of one staked exploration covering approximately 550 hectares located in southern Sweden.

Other

As at November 30, 2010 the Company has been granted or made reservations on:

(i)	5 exploration claims covering approximately 6,778 hectares in Sweden;
(ii)	75 exploration claims covering approximately 20,388 hectares in Finland; and
(iii)	7 exploration claims covering approximately 208 hectares in Norway.

(b)	Iron Ore Properties

On May 16, 2010 the Company entered into an option agreement with Scandinavian whereby Scandinavian has agreed to acquire up to a 90% interest in the Sautusvaara, Vieto, Harrejaure and Lauukujarvi exploration claims (the AIron Ore Claims@) covering approximately 7,078 hectares in Sweden under the following terms:

(i)	during the year ended August 31, 2010 Scandinavian issued 588,235 common shares and paid $28,705 to the Company;
(ii)	during the three months ended November 30, 2010 Scandinavian issued 294,118 common shares, paid $16,570 and reimbursed the Company $10,880 upon renewal of the Sautusvaara Claim;
(iii)
Scandinavian must spend a minimum of AUS $175,000 within 12 months prior to being entitled to withdraw.  Should Scandinavian withdraw after meeting the minimum expenditure it shall have no further interest in the Iron Ore Claims;

(iv)	the Company grants Scandinavian the exclusive right to earn a 51% interest in the Iron Ore Claims by spending AUS $750,000 on exploration prior to June 30, 2013;
(v)	Scandinavian may earn a further 24% interest in the Iron Ore Claims by spending a further $500,000 on exploration prior to June 30, 2014; and
(vi)	Scandinavian may earn a further 15% interest in the Iron Ore Claims by sole funding a feasibility study on at least one Claim prior to June 30, 2018, including a minimum spend of $100,000 per annum.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2010
(Unaudited - Prepared by Management)

6.	RESOURCE INTERESTS (continued)

On July 5, 2010 the Company entered into a sale agreement with Beowulf covering the three remaining iron ore property exploration licences in Sweden.  In consideration for the sale the Company received 691,921 common shares in Beowulf at an ascribed value of $40,000.  The Company also retained a 1.5% net smelter returns royalty on any future production in the three permit areas.

7.	MINERAL EXPLORATION COSTS

Mineral exploration costs incurred during the three months ended November 30, 2010 and 2009 are detailed below:

	Three Months Ended November 30, 2010
	Rare Earth Element Properties
	Otanmaki $	Norra Kärr $	Other $	Total $
Consulting	-	2,166	3,887	6,053
Database	3,827	1,745	-	5,572
Exploration office	485	2,199	-	2,684
Geochemical	-	2,855	1,333	4,188
Geological	7,230	66,176	8,775	82,181
Geosurvey	60,862	-	-	60,862
Maps	-	1,526	1,858	3,384
Travel	-	5,120	-	5,120
Sample preparation	-	1,049	-	1,049
Site preparation	-	361	-	361
Total	72,404	83,197	15,853	171,454

	Three Months Ended November 30, 2009
	Rare Earth Element Properties		Iron Ore
	Norra Kärr $	Other $	Properties $	Total $
Assays	193	-	-	193
Consulting	-	418	2,505	2,923
Database	-	1,128	-	1,128
Exploration office	534	-	-	534
Geochemical	553	362	-	915
Geological	6,608	7,512	-	14,120
Maps	-	307	-	307
Total	7,888	9,727	2,505	20,120

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2010
(Unaudited - Prepared by Management)

8.	SHARE CAPITAL

Authorized - unlimited common shares without par value
	Three Months Ended November 30, 2010		Year Ended August 31, 2010
Issued	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period	42,105,402	5,757,155	10,500,000	10,500
Adjustment to reflect the Amalgamation	-	-	12,196,397	428,323
Issued for cash
Private placements	5,000,000	7,500,000	18,000,000	5,350,000
Exercise of stock options	1,055,000	207,500	233,206	45,821
Exercise of warrants	7,216,000	3,410,800	1,135,799	434,639
Exercise of compensation options	-	-	40,000	10,000
Reallocation from contributed surplus on exercise of stock options	-	140,200	-	48,500
Reallocation from contributed surplus on exercise of compensation options	-	-	-	4,800
Reallocation from contributed surplus on exercise of agent=s warrants	-	3,600	-	-
	13,271,000	11,262,100	31,605,402	6,322,083
Less share issue costs	-	(425,002)	-	(575,428)
	13,271,000	10,837,098	31,605,402	5,746,655
Balance, end of period	55,376,402	16,594,253	42,105,402	5,757,155

(a)
During the three months ended November 30, 2010 the Company completed a private placement of 5,000,000 units at a price of $1.50 per unit for gross proceeds of $7,500,000.  Each unit comprised one common share and one-half non-transferable share purchase warrant.  Each full warrant entitles the holder to purchase an additional common share at a price of $1.85 per share on or before November 17, 2012.

The Company paid a finders= fee of $193,494 cash and issued finders= warrants which entitle the holder to purchase 129,050 common shares at a price of $1.85 per share on or before November 17, 2012.  The fair value of the finders= warrants, estimated using the Black-Scholes option pricing model, is $198,737.  The assumptions used were: dividend yield - 0%;  expected volatility - 174%;  a risk-free interest rate of 1.38%;  and an expected life of two years.

The Company incurred $32,771 for legal and filing fees associated with this private placement.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2010
(Unaudited - Prepared by Management)

8.	SHARE CAPITAL (continued)

(b)	A summary of the number of common shares reserved pursuant to the Company=s warrants outstanding at November 30, 2010 and 2009 and the changes for the three months ending on those dates is as follows:

	2010		2009
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning of period	9,266,874	0.50	-	-
Assumed on Amalgamation	-	-	200,000	0.10
Issued	3,879,050	1.85	7,452,500	0.38
Exercised	(7,216,000)	0.47	(100,000)	0.10
Balance, end of period	5,929,924	1.42	7,552,500	0.38

Common shares reserved pursuant to warrants outstanding at November 30, 2010 are as follows:

Number	Exercise Price $	Expiry Date
452,500	0.10	October 22, 2011
300,000	0.50	October 26, 2011
1,298,374	0.80 / 1.00	March 25, 2011 / 2012
3,879,050	1.85	November 17, 2012
5,929,924

(c)
During the year ended August 31, 2010 the Company granted a compensation option to purchase 566,000 units at $0.25 per unit on or before October 26, 2011.  When exercised, each unit will consist of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional common share at a price of $0.50 per share on or before October 26, 2011.  During the year ended August 31, 2010, 40,000 units were exercised.  As at November 30, 2010, 526,000 units of the compensation option remained unexercised.

(d)	See also Note 16.

9.	STOCK OPTIONS AND STOCK-BASED COMPENSATION

The Company has established a rolling stock option plan (the APlan@), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company.  The minimum exercise price of the options is set at the Company=s closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSXV.

During the three months ended November 30, 2010 the Company recorded $46,750 (2009 - $248,500) compensation expense on the granting and vesting of stock options to its directors, employees and consultants.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2010
(Unaudited - Prepared by Management)

9.	STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

The fair value of stock options granted and/or vested during the three months ended November 30, 2010 is estimated using the Black-Scholes option pricing model using the following assumptions:

	2010	2009
Risk-free interest rate	1.38%	2.0%
Estimated volatility	175%	90%
Expected life	2 years	3 years
Expected dividend yield	0%	0%

The weighted average fair value of all stock options granted and/or vested during the three months ended November 30, 2010 was $1.87 (2009 - $0.14) per option.

A summary of the Company=s stock options at November 30, 2010 and 2009 and the changes for the three months ended on those dates is presented below:

	2010		2009
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Balance, beginning of period	2,929,016	0.21	-	-
Assumed on Amalgamation from Lumex	-	-	472,222	0.10
Assumed on Amalgamation from Ausex	-	-	690,000	0.10
Granted	-	-	1,875,000	0.25
Exercised	(1,055,000)	0.20	-	-
Balance, end of period	1,874,016	0.22	3,037,222	0.19

The following table summarizes information about the stock options outstanding and exercisable at November 30, 2010:

Number Outstanding and Exercisable	Exercise Price $	Expiry Date
209,016	0.10	May 31, 2012
320,000	0.10	January 25, 2013
1,295,000	0.25	October 22, 2012
50,000	0.60	March 5, 2013
1,874,016

See also Note 16.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2010
(Unaudited - Prepared by Management)

10.	CONTRIBUTED SURPLUS

	Three Months Ended November 30, 2010 $	Year Ended August 31, 2010 $

Balance, beginning of period	613,782	18,809
Stock-based compensation on stock options (Note 9)	46,750	340,750
Stock-based compensation on agents= warrants (Note 8(b))	198,737	188,663
Stock-based compensation on agent=s compensation options	-	118,860
Stock options exercised	(140,200)	(48,500)
Compensation options exercised	-	(4,800)
Agent=s warrants exercised	(3,600)	-
Balance, end of period	715,469	613,782

11.	RELATED PARTY TRANSACTIONS

During the three months ended November 30, 2010 the Company:

i)	incurred $27,450 (2009 - $nil) for accounting, administration, professional fees and rent provided by certain directors of the Company or private corporations owned by the directors;

ii)	incurred $36,750 (2009 - $nil) for management fees provided by a private corporation owned by an officer of the Company; and

iii)	incurred $3,300 (2009 - $nil) for shared administration costs with Tumi Resources Limited (ATumi@), a public company with common directors and officer.

As at November 30, 2010, $16,400 (2009 - $nil) was included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2010
(Unaudited - Prepared by Management)

12.           SEGMENTED INFORMATION

The Company is involved in the exploration and development of resource properties in certain Scandinavian countries, with corporate operations in Canada.  The Company is in the exploration stage and accordingly, has no reportable segment revenues or operating results.

The Company=s total assets are segmented geographically as follows:

	November 30, 2010
	Canada $	Scandinavia $	Total $
Current assets	15,025,405	78,296	15,103,701
Capital assets	-	30,988	30,988
Investments	461,369	-	461,369
Resource interests	-	78,877	78,877
Bond deposit	-	3,292	3,292
	15,486,774	191,453	15,678,227

	August 31, 2010
	Canada $	Scandinavia $	Total $
Current assets	4,553,052	134,280	4,687,332
Capital assets	-	25,526	25,526
Investment	78,194	-	78,194
Resource interests	-	36,145	36,145
Bond deposit	-	3,292	3,292
	4,631,246	199,243	4,830,489

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Categories of Financial Assets and Financial Liabilities

Under Canadian GAAP financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets and other financial liabilities.  The carrying values of the Company=s financial instruments, which are the same as their fair values, are classified into the following categories:

Financial Instrument	Category	Three Months Ended November 30, 2010 $	Year Ended August 31, 2010 $
Cash and cash equivalents	Held-for-trading	6,802,302	2,894,385
Short-term investments	Held-for-trading	8,209,093	1,705,318
Investments	Available-for-sale	461,369	78,194
Amounts receivable	Loans and receivables	43,398	51,636
Accounts payable and accrued liabilities	Other liabilities	(136,954)	(135,972)

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2010
(Unaudited - Prepared by Management)

13.           FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The recorded amounts for cash and cash equivalents, short-term investments, amount receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.  The Company=s carrying value and fair value of cash and cash equivalents, short-term investments and investments under the fair value hierarchy is measured using Level 1 inputs.

The Company=s risk exposures and the impact on the Company=s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty=s inability to fulfill its payment obligations.  The Company=s credit risk is primarily attributable to amounts receivable.  Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable is remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.  All of the Company=s liabilities are classified as current and are anticipated to mature within the next fiscal period.  The Company intends to settle these with funds from its working capital and equity financings.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.  These fluctuations may be significant.

(a)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to short term interest rates through the interest earned on cash balances.  The Company has significant cash balances.  From time to time, the Company invests its excess cash in money market instruments issued by major financial institutions.  The term of such instruments does not exceed 365 days and are redeemable, 30 days from purchase.  As such the Company considers that the interest rate is not significant.

(b)	Foreign Currency Risk

The Company=s significant operations are based in Sweden and subject to foreign currency fluctuations.  The Company=s operating expenses are primarily incurred in Canadian Dollars and Swedish Krona and the fluctuation of the Canadian Dollar in relation to the Swedish Krona will have an impact upon the profitability of the Company and may also affect the value of the Company=s assets and the amount of shareholders= equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.  At November 30, 2010, 1 Canadian Dollar was equal to 6.85 Swedish Krona.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2010
(Unaudited - Prepared by Management)

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Balances are as follows:

	Swedish Krona	CDN $ Equivalent
Cash	454,873	66,405
Amounts receivable	61,232	8,939
Accounts payable and accrued liabilities	(181,293)	(26,466)
	334,812	48,878

Based on the net exposures as of November 30, 2010 and assuming that all other variables remain constant, a 10% fluctuation on the Canadian Dollar against the Swedish Krona would result in the Company=s net loss to be approximately $4,500 higher (or lower).

14.	CAPITAL MANAGEMENT

The Company=s objective when managing capital is to safeguard its ability to continue as a going concern.  The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company=s management to sustain future development of the business.  The Company defines capital that it manages as share capital, cash equivalents and short-term investments.  The properties in which the Company currently has an interest are in the exploration stage; as such the Company has historically relied on the equity markets to fund its activities.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company expects its current capital resources will be sufficient to meet all of its future exploration plans, resource interest acquisitions and operating requirements over the next twelve months.  However, levels of exploration expenditures may change with ongoing results and, as a result, the Company may be dependant upon future equity or debt transactions to meet these changes.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2010
(Unaudited - Prepared by Management)

15.           SUPPLEMENTAL CASH FLOW INFORMATION

During the three months ended November 30, 2010 and 2009 non-cash activities were conducted by the Company as follows:

	2010 $	2009 $
Financing activities
Issuance of common shares	143,800	-
Share issue costs	(198,737)	(198,085)
Contributed surplus	54,937	198,085
	-	-
Investing activities
Proceeds on sale of resource interests	89,708	-
Investments	(89,708)	-
	-	-

16.	SUBSEQUENT EVENTS

Subsequent to November 30, 2010 the Company:

(i)	issued 1,033,400 common shares on the exercise of warrants for $509,970 and 70,000 common shares on the exercise of stock options for $17,500; and

(ii)	granted stock options to purchase 1,190,000 common shares to consultants at exercise prices ranging from $2.78 to $3.84 per share for a period of three years.